Exhibit 99.3

February 20, 2015

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-105820, 333-105821, 333-118958, 333-169047 and 333-175542) and Registration Statement No. 333-196906 on Form F-10 of Golden Star Resources Ltd. (Golden Star) of our report dated February 18, 2015 relating to the consolidated financial statements and effectiveness of internal control over financial reporting of Golden Star appearing in this Current Report on Form 6-K/A of Golden Star.

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.